UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Transaction Agreement

On October 21, 2026, AIFU Inc. (the “Company”) entered into a transaction agreement (the “ Agreement”) with Sunrise Capital Partners Ltd., Ballet Holding Ltd, Timer Management Limited and Modern Holding Ltd (“Modern”) (collectively, the “Sellers”), to acquire 100% of the equity interests of Waltz Investment Holding Ltd. (the “Waltz Investment”), which in turn, indirectly owns 99% of the equity interests in Shenzhen Waltz New Material Applied Technology Co., Ltd. (“Shenzhen Waltz”) and its wholly-owned subsidiaries (collectively the “Waltz Group”) (the “Transaction”). The Waltz Group is an established provider of functional film application and development services.

Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests of Waltz Investment for aggregate consideration consisting of (i) 11,203,443 Class A ordinary shares of the Company, par value US$0.002 per share (the “Consideration Shares”), at an issue price of US$3.0 per share, and (ii) US$11,000,000 in cash, payable to Modern within 365 days following the closing of the Transaction (the “Closing”) . The aggregate consideration is valued at approximately RMB300 million.

Established in 2006, Shenzhen Waltz, the principal operating entity of the Waltz Group, is a high-tech enterprise specializing in the coating, processing and application of functional optical films. Leveraging its film coating and processing capabilities, Shenzhen Waltz provides customized functional film products and related technical services to customers in sectors including new energy vehicles, consumer electronics and intelligent cockpits.

The Transaction represents an expansion of the Company’s business portfolio into the functional film industry, diversifying its business beyond its insurance brokerage operations. Following the Closing, the Company intends to explore the application of data analytics and artificial intelligence tools to the Waltz Group’s research and development, product design, quality control and production management processes, with the aim of enhancing product development and operational efficiency. The implementation of these initiatives remains subject to further assessment, and there can be no assurance that they will be implemented or achieve the intended results.

The Closing is expected to occur on or before the end of November 2026, subject to satisfaction or waiver of the other closing conditions set forth in the Agreement. There can be no assurance that the closing conditions will be satisfied or waived or that the transaction will be completed by that date or at all.

Upon completion of the Transaction, the Sellers are expected to hold, in the aggregate, approximately 15.48% of the Company’s total issued and outstanding shares and approximately 1.03% of the Company’s total voting power.

Pursuant to the Agreement, subject to certain customary exceptions, each Seller has agreed not to transfer or otherwise dispose of any Consideration Shares held by such Seller for a period of 60 months following the Closing. The Consideration Shares will be issued in a private transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof and/or Regulation S promulgated thereunder, and will be restricted securities.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296229), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description.
Exhibit 99.1	Press Release
Exhibit 99.2	Form of Transaction Agreement by and Among AIFU Inc. and Sunrise Capital Partners Ltd., Ballet Holding Ltd., Timber Management Limited and Modern Holding Ltd. dated as of October 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: October 21, 2026

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